Exhibit 99.1

BeFra Reports First Quarter 2026 Results

GUADALAJARA, Mexico, April 23, 2026 -- Betterware de México, S.A.P.I. de C.V. (NYSE:BWMX) (“BeFra” or the “Company”), announced today its consolidated financial results for the first quarter 2026. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding.

Message from the President and CEO

We began 2026 with a solid performance overall, as most of our business units delivered meaningful revenue growth and substantially improved profitability during the first quarter. Our most recent results reflect the strength of BeFra’s business model in a still challenging macro environment and continued progress enhancing commercial and operational execution across our brand platform.

Revenue growth remained modest during the quarter, increasing 0.3% year-over-year, as consumption trends gradually normalized. Although the global and regional environments continue to reflect considerable uncertainty, we are seeing a more stable backdrop compared to the heightened volatility experienced throughout 2025. In this context, our performance was supported by a solid recovery at Betterware, still improving trends at Jafra US, and by the contribution of our expansion efforts in Latin America. Revenue growth was partially offset by softer top line results at Jafra Mexico, where we expect growth to recover in 2Q, an unfavorable shorter quarter (one fewer week) for Betterware, as well as FX effects that impacted Jafra US in MXN terms.

Profitability showed strong improvement during the quarter, with EBITDA increasing 13.9% on substantial margin expansion. This drove ROIC to 27.0%, reflecting improved operating efficiencies and favorable margin dynamics across our business portfolio. Importantly, when excluding investments related to Tupperware transaction, EBITDA would have been 1pp higher, reflecting the underlying strength of our profitability. Operating cash flow remained solid, supported by these profitability gains and our continued focus on working capital discipline.

Our geographic expansion strategy continues to deliver encouraging results. Jafra US is showing clear signs of return to growth, supported by stronger commercial execution and improving field engagement that started last year. At the same time, our operations in the Andean and Central America region continue to grow rapidly, with particularly strong performance across existing markets. We are also pleased to have successfully launched operations in Colombia, the region’s fourth largest economy, during the first week of March, marking another important milestone in our regional growth strategy.

The acquisition of Tupperware’s Latin America operations will significantly accelerate our expansion by giving Befra immediate access to Brazil. We continue working closely with the relevant authorities, with final approvals expected in the second quarter of this year. In parallel, we are actively advancing our integration and value creation plans, developing a robust pipeline of growth initiatives across multiple fronts to fully capitalize on this opportunity once the transaction is completed. As a reminder, it is expected to be highly accretive to our fellow shareholders, with earnings accretion estimated at 40% per share in 2026.

In closing, while the operating environment remains dynamic and challenging, we remain confident in the strength of our five-pillar growth strategy, the resilience of our business model, and our ability to continue delivering sustainable growth and profitability. We are mindful of the recent events in the Middle East and their potential impact on our business. With that in mind we have been developing strategies to effectively offset any possible disruptions from them. As we move forward this year, we remain focused on disciplined execution, expansion, and long-term value creation.

Andrés Campos Chevallier

President and CEO BeFra Group

Q1 2026 Select Consolidated Financial Information

	Q1
Results in ’000 MXN	2026	2025	∆26 vs 25
Net Revenue	$3,509,702	$3,499,151	0.3%
Gross Margin	66.3%	66.2%	10 bps
EBITDA	$609,913	$535,263	13.9%
EBITDA Margin	17.4%	15.3%	211 bps
Net Income	$281,361	$150,728	86.7%
EPS	$7.54	$4.06	85.7%
Free Cash Flow	$351,543	$-55,841	N/A
Net Debt / EBITDA	1.50	2.08
Interest Coverage	4.74	3.20
Associates
Avg. Base	1,125,030	1,138,418	-1.2%
EOP Base	1,120,638	1,122,047	-0.1%
Distributors
Avg. Base	61,641	61,856	-0.3%
EOP Base	62,837	62,505	0.5%

Revenue: Net revenue increased slightly during the quarter, reflecting early signs of recovery across BeFra’s key business units. Betterware returned to growth, with its reported performance partially affected by one less week in the quarter. Jafra US also returned to growth, supported by improving commercial momentum and execution, with results in pesos affected by U.S. dollar depreciation. These positive trends were partially offset by a softer-than-expected quarter at Jafra Mexico, which is expected to progressively recover starting in Q2 as we change focus towards consultant base growth. Overall, the quarter’s results indicate improving growth momentum across key business units and a more diversified revenue base, positioning BeFra for solid top line growth for the rest of 2026.

Profitability: All business units delivered improved profitability during the quarter, reflecting the effectiveness of margin-focused initiatives across BeFra’s brand platform. EBITDA increased 13.9% YoY, with margin expanding 211 bps YoY to 17.4%, in line with management’s expectations and supported by disciplined cost management and improved operating efficiency. Excluding non-recurring expenses related to the Tupperware Latam transaction, EBITDA margin would have been 18.4%, highlighting the strength of the underlying business. Net income normalized, growing 86.7% YoY. The Tupperware transaction, together with Betterware Ecuador and Colombia, is expected to accelerate and strengthen Group profitability.

Cash Flow: Operating cash flow normalized during the quarter, with a cash conversion rate of 58%, in line with internal expectations and reflecting an abnormal 1Q25. Ps. 351.5 million in cash flow was supported by continued discipline in working capital management and overall financial execution. Strong cash generation enabled further deleveraging of BeFra’s balance sheet, with Net Debt-to-EBITDA improving to 1.50x from 2.08x in 1Q25 and 1.56x in 4Q25.

2026 Focus: As BeFra enters the second quarter of 2026 with solid growth momentum at Betterware Mexico and Jafra US, a key priority is activating a new phase of growth at Jafra Mexico, through a renewed focus on consultant base expansion and product innovation. And with regulatory approval of the Tupperware transaction expected during the second quarter, management will also focus on executing a turnaround strategy for its operations and iconic brand, in addition to effectively integrating them into the BeFra group.

Financial Performance

Balance sheet at the end of Q1 2026.

Liquidity ratios

BeFra’s cash flow continues to normalize toward the business’ natural operating cycle, following the higher inventory levels and economic volatility in 1Q25. During the quarter, cash generation showed a clear improvement again, supported by stronger underlying profitability across business units and disciplined working capital management. This performance reinforces a stable liquidity position and a continued recovery in cash conversion.

	Q1 2026	Q1 2025	∆
Current Ratio	0.93	0.92	1.1%
FCF / EBITDA	57.6%	-10.4%	6800 bps
CCC (days)	39	58	-32.8%

Return on Investment

BeFra continues to deliver solid returns on investment, reflecting the strength and resilience of its business model. During the quarter there was a meaningful improvement in overall profitability and capital efficiency, supported by stronger operational execution across business units. These results reinforce management’s confidence in the business’ ability to consistently generate long-term value.

	Q1 2026	Q1 2025	∆
Equity Turnover	9.61	13.33	-27.9%
ROIC	27.0%	22.4%	460 bps
ROE	80.4%	54.1%	2630 bps
ROTA	22.7%	9.8%	1290 bps
Dividend Payout	53.0%	74.3%	-2130 bps

*	Current Ratio = Total current assets / Total current liabilities
*	CCC(Cash Conversion Cycle) = DSO + DIO – DPO
*	ROIC = NOPAT TTM / Operating Assets
*	ROE = Net income TTM / Stockholders Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Debt to EBITDA = Total Debt / EBITDA TTM
*	Net Debt to EBITDA = (Total Debt - Cash and cash equivalents) / EBITDA TTM
*	Interest Coverage = Interest expense TTM / Operating income TTM
*	Dividend Payout TTM = Dividend/NOPAT

Asset Light Business – Low fixed cost structure

BeFra’s asset-light business model continues to be a key pillar of operational resilience. During the quarter, the cost structure remained stable and well-managed, reflecting continued discipline across operations. Management remains committed to an asset-light strategy and continues to identify opportunities to optimize SG&A and enhance operational efficiency.

	Q1 2026	Q1 2025	∆ bps
Fixed Assets / Total Assets	17.3%	16.6%	74 bps
Variable Cost Structure	74.5%	76.3%	-180 bps
Fixed Cost Structure	25.5%	23.7%	180 bps
SG&A / Net Revenues	46.7%	48.9%	-219 bps

Leverage

BeFra remains firmly committed to its deleveraging strategy, supported by strong cash generation and disciplined financial management. During the quarter, leverage ratios improved meaningfully, with net debt to EBITDA decreasing to 1.5x, reflecting continued strengthening of the balance sheet. Interest coverage also improved to 4.74x, underscoring the company’s solid debt service capacity and the resilience of the Company’s capital structure. This strong financial position provides ample flexibility to take on the additional debt associated with the Tupperware acquisition, which has an implied 2025 leverage ratio of 1.9x Net Debt-to-EBITDA.

	Q1 2026	Q1 2025	∆%
Debt to EBITDA	1.61	2.21	-26.9%
Net Debt to EBITDA	1.50	2.08	-27.9%
Interest Coverage	4.74	3.20	48.1%

Capital Allocation

Quarterly Dividends: In light of BeFra’s results to date, management remains committed to enhancing shareholder value through quarterly dividends. Accordingly, it is proposed to maintain a Ps. 200M dividend for Q1 2026 that represents 58% of NOPAT and is subject to approval at the Ordinary General Shareholders’ Meeting. This would mark the 25th consecutive quarter of dividend payments since becoming public.

2026 Guidance and Long-Term Growth Prospects: While operational performance remained solid during the first quarter of 2026, revenue growth was modest at 0.3%. However, profitability improved meaningfully, with EBITDA margin expanding 211 bps compared to the same period last year. This reflects various initiatives to strengthen margins and operational efficiency and reinforces management’s confidence in the resilience of the Company’s business model as well as the ability to continue delivering on BeFra’s long-term objectives. Our current guidance does not reflect the Tupperware transaction and will be revised once the transaction is finalized.

	2026	2025	Var %
Net Revenue	$14,800 - $15,400	$14,265	4.0% - 8.0%

*	Figures in millions Ps.

Management still expects an EBITDA margin of at least 19% in 2026.

Q1 2026 Financial Results by Business

Betterware Mexico & Subsidiaries

Key Financial and Operating Metrics

	Q1
Results in ’000 MXN	2026	2025	∆26 vs 25
Net Revenue	$1,439,958	$1,403,065	2.6%
Gross Margin	55.0%	55.3%	-30 bps
EBITDA	$295,278	$261,493	12.9%
EBITDA Margin	20.5%	18.6%	187 bps
Free Cash Flow	$99,300	$-29,732	N/A
Associates
Avg. Base	663,599	645,359	2.8%
EOP Base	684,696	649,076	5.5%
Monthly Activity Rate	64.6%	65.5%	-91 bps
Avg. Monthly Order	$2,072	$2,152	-3.7%
Distributors
Avg. Base	41,249	41,202	0.1%
EOP Base	42,447	41,810	1.5%
Monthly Activity Rate	98.6%	97.9%	71 bps
Avg. Monthly Order	$21,826	$22,534	-3.1%

*	Subsidiaries: Credilazos, Betterware USA, Betterware Guatemala, Betterware Andino.

Highlights

Revenue: Betterware delivered a solid performance in the quarter, with the associate base growing 2.8% YoY, marking a key inflection point as the base resumes its expansion and begins to rebuild momentum. This recovery supported revenue growth of 2.6% YoY, with underlying trends remaining positive and EOP associate base 5.5% above last year’s level. It is also important to note that 1Q26 had one fewer week than 1Q25, average weekly revenue grew 3.3% in Betterware Mexico. Although Betterware Latam still represents less than 1% of total revenue, the region continues to grow at double-digit rates.

Profitability: The business delivered a strong profitable quarter, with EBITDA increasing 12.9% YoY, mainly the result of the margin expanding 187 bps to 20.5%, driven by disciplined cost management and solid operational execution in line with internal expectations. Gross margin remained broadly stable, as improvements in product mix offset by revaluation of unit inventory related to FX changes and higher freight costs. The shorter quarter also had a slight impact on reported growth.

Cash Flow: Cash flow generation showed significant improvement during the quarter. This performance was primarily driven by a normalization of working capital, as the business was no longer impacted by excess inventory, following the successful execution of targeted inventory reduction and optimization strategies.

2026 Focus: Betterware kicks off the year with net revenue growth and a well-established expansion strategy. In the quarter ahead, BW will seek to consolidate its position across Latin American markets and to replicate its proven business model as it enters the Colombian market.

Jafra Mexico

Key Financial and Operating Metrics

	Q1
Results in ’000 MXN	2026	2025	∆26 vs 25
Net Revenue	$1,858,104	$1,869,818	-0.6%
Gross Margin	74.0%	73.5%	50 bps
EBITDA	$315,494	$286,707	10.0%
EBITDA Margin	17.0%	15.3%	165 bps
Free Cash Flow	282,165	$-27,974	N/A
Associates
Avg. Base	435,887	468,356	-6.9%
EOP Base	409,204	446,998	-8.5%
Monthly Activity Rate	47.6%	50.5%	-290 bps
Avg. Monthly Order	$2,464	$2,419	1.9%
Distributors
Avg. Base	19,029	19,150	-0.6%
EOP Base	19,087	19,202	-0.6%
Monthly Activity Rate	95.0%	95.1%	-10 bps
Avg. Monthly Order	$2,539	$2,744	-7.5%

Highlights

Revenue: Net revenue decreased 0.6% YoY, reflecting a temporary stagnation in growth following the capture of short-term efficiency gains post-transaction. During the period, Jafra Mexico prioritized improving productivity of its existing consultant base, with less emphasis on expanding the base through recruitment initiatives. Additionally, product strategies were focused on renovating existing product lines rather than introducing new innovations, which temporarily weighed on top-line performance. The business unit already pivoted back toward expansion of the consultant base during Q1, while innovation initiatives are ramping up in Q2, both of which are expected to restore sales growth with Q2 revenue anticipated to be in line with our estimates.

Profitability: The business delivered a solid improvement in profitability compared to 1Q25, reflecting stronger cost management and the absence of extraordinary expenses. The 10% increase in EBITDA and 165 bps expansion of margin also reflect the positive impact of expense restructuring initiatives implemented last year and which are now materializing.

Cash Flow: Cash flow generation normalized during the quarter, in line with expectations and reflecting the absence of the extraordinary effects seen in 1Q25.

2026 Focus: Jafra Mexico continues to be one of BeFra’s strongest cash generation engines, underpinned by solid commercial execution and disciplined cost management. In 2Q26, the business unit will transition to the second phase of its commercial strategy, shifting from brand renovation to innovation while also prioritizing expansion of the consultant base. During the quarter, we shifted focus to prioritize consultant base growth through targeted initiatives and promotions, which we expect to begin contributing results in 2Q.

Jafra US

Key Financial and Operating Metrics

	Q1
Results in ’000 MXN	2026	2025	∆26 vs 25
Net Revenue	$211,640	$226,268	-6.5%
Gross Margin	75.0%	73.9%	110 bps
EBITDA	$-859	$-12,934	N/A
EBITDA Margin	-0.4%	-5.7%	531 bps
Free Cash Flow	$-29,922	$1,865	N/A

	Q1
Results in ’000 USD	2026	2025	∆26 vs 25
Net Revenue	$12,033	$11,077	8.6%
Gross Margin	75.0%	73.9%	110 bps
EBITDA	$-56	$-633	N/A
EBITDA Margin	-0.5%	-5.7%	520 bps
Free Cash Flow	$-1,702	$91	N/A
Associates
Avg. Base	25,544	24,703	3.4%
EOP Base	26,738	25,973	2.9%
Monthly Activity Rate	50.8%	45.9%	490 bps
Avg. Monthly Order	$219	$243	-9.9%
Distributors
Avg. Base	1,363	1,504	-9.4%
EOP Base	1,303	1,493	-12.7%
Monthly Activity Rate	95.4%	89.3%	610 bps
Avg. Monthly Order	$186	$228	-18.4%

Highlights

Revenue: Net revenue in USD increased 8.6% YoY, driven primarily by strong growth in consultant activity and an increase in the average associate base. This reflects improved field engagement and a more active salesforce, which translated into higher order volumes. Overall, the business continues to make solid progress in building a larger, more productive, and engaged consultant base.

Profitability: Gross margin expanded 110 bps YoY, driven by an improved promotional strategy and tighter management of consultant discounts. EBITDA margin improved significantly, from -5.7% in last year’s comparable quarter to -0.5% in 1Q26, supported by stronger revenue and the benefits of cost reductions following restructuring initiatives in 2025. Excluding extraordinary legal expenses incurred during the quarter, Jafra US would have delivered an EBITDA margin of 2.6%, effectively turning profitable and signaling a clear path toward sustainable earnings growth.

2026 Focus: Jafra US is building momentum as it transitions from stabilization to growth, supported by a more efficient cost structure and improving commercial execution. Going forward, the business is focused on executing its strategic priorities, with a particular emphasis on strengthening product innovation and enhancing its sampling strategy to drive product adoption and higher field engagement.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of March 31, 2026 and 2025

(In Thousands of Mexican Pesos)

	Mar 2026	Mar 2025
Assets
Cash and cash equivalents	311,762	344,073
Trade accounts receivable, net	1,190,866	1,176,138
Accounts receivable from related parties	0	18
Account receivable “San Angel”	80,770	120,158
Inventories	2,072,173	2,529,057
Prepaid expenses	221,605	169,064
Income tax recoverable	164,921	309,263
Derivative financial instruments	18,262	28,667
Non-current assets held for sale	40,000	40,000
Other assets	95,811	94,709
Total current assets	4,196,170	4,811,147
Account receivable “San Angel”	25,291	105,458
Property, plant and equipment, net	1,691,109	1,766,045
Right of use assets, net	305,471	282,858
Deferred income tax	452,582	525,086
Intangible assets, net	1,490,332	1,549,649
Goodwill	1,599,718	1,599,718
Other assets	13,445	14,389
Total non-current assets	5,577,948	5,843,203
Total assets	9,774,118	10,654,350

Liabilities and Stockholders’ Equity
Short-term debt and borrowings	1,145,034	1,818,486
Accounts payable to suppliers	2,057,297	2,012,268
Accrued expenses	350,882	362,857
Provisions	648,300	735,894
Value added tax payable	26,060	41,160
Trade accounts payable to related parties	0	0
Statutory employee profit sharing	181,329	174,291
Lease liability	125,095	94,806
Derivative financial instruments	0	0
Total current liabilities	4,533,997	5,239,762
Employee benefits	150,024	131,852
Deferred income tax	486,451	495,118
Lease liability	196,377	214,400
Long term debt and borrowings	2,923,772	3,522,769
Total non-current liabilities	3,756,624	4,364,139
Total liabilities	8,290,621	9,603,901
Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-25,264
Retained earnings	1,184,072	794,278
Other comprehensive income	5,186	-37,489
Non-controlling interest	-1,809	-2,388
Total Stockholders’ Equity	1,483,497	1,050,449
Total Liabilities and Stockholders’ Equity	9,774,118	10,654,350

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended March 31, 2026 and 2025

(In Thousands of Mexican Pesos)

	Q1 2026	Q1 2025	∆%
Net revenue	3,509,702	3,499,151	0.3%
Cost of sales	1,183,601	1,183,324	0.0%
Gross profit	2,326,101	2,315,827	0.4%

Administrative expenses	647,086	691,825	-6.5%
Selling expenses	991,217	1,020,998	-2.9%
Distribution expenses	168,596	169,099	-0.3%
Total expenses	1,806,899	1,881,922	-4.0%

Other expenses - Sale of fixed assets	0	0	N/A

Operating income	519,202	433,905	19.7%

Interest expense	-99,706	-146,036	N/A
Interest income	11,673	16,071	-27.4%
Loss in valuation of financial derivative instruments	0	-66,410	N/A
Foreign exchange loss, net	-12,115	42,181	N/A
Financing cost, net	-100,148	-154,194	N/A

Income before income taxes	419,054	279,711	49.8%

Income taxes	137,693	128,983	6.8%

Net income including minority interest	281,361	150,728	86.7%
Non-controlling interest (loss) gain	-17	666	-102.6%
Net income	281,344	151,394	85.8%

Concept	Q1 2026	Q1 2025	∆%
Net income	281,361	150,728	86.7%
(+) Income taxes	137,693	128,983	6.8%
(+) Financing cost, net	100,148	154,194	-35.1%
(+) Depreciation and amortization	90,711	101,360	-10.5%
EBITDA	609,913	535,265	13.9%
EBITDA margin	17.4%	15.3%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended March 31, 2026 and 2025

(In Thousands of Mexican Pesos)

	Q1 2026	Q1 2025
Cash flows from operating activities:
Profit for the period	281,361	150,728

Adjustments for:
Income tax expense recognized in profit of the year	137,693	128,983
Depreciation and amortization of non-current assets	90,711	101,360
Interest income recognized in profit or loss	-11,673	-16,071
Interest expense recognized in profit or loss	99,706	146,036
Loss (gain) in valuation of financial derivative instruments	0	66,410
Gain on disposal of equipment	-629	-1,663
Currency effect	-2,450	357
Movements in not- controlling interest	0	0
Movements in working capital:
Trade accounts receivable	-9,419	-43,045
Trade accounts receivable from related parties	0	232
Trade account receivable “San Angel”	0	-13,994
Inventory, net	-74,636	-23,964
Prepaid expenses and other assets	-138,066	-26,358
Accounts payable to suppliers and accrued expenses	290,486	-172,194
Provisions	-73,646	-13,024
Value added tax payable	-67,857	-30,032
Statutory employee profit sharing	34,801	35,036
Trade accounts payable to related parties	0	-1,237
Income taxes paid	-190,296	-333,998
Employee benefits	2,033	3,540
Net cash generated by (used in) operating activities	368,119	-42,898

Cash flows from investing activities:
Investment in subsidaries	0	0
Payments for property, plant and equipment, net	-17,253	-13,574
Proceeds from disposal of property, plant and equipment, net	677	631
Commission for the sale of properties	0	0
Interest received	9,163	16,071
Net cash (used in) generated by investing activities	-7,413	3,128

Cash flows from financing activities:
Repayment of borrowings	-2,750,100	-1,000,800
Proceeds from borrowings	2,746,600	1,546,800
Interest paid	-128,507	-165,627
Lease payment	-45,670	-43,574
Dividends paid	-199,611	-249,514
Net cash (used in) generated by financing activities	-377,288	87,285
Net (decrease) increase in cash and cash equivalents	-16,582	47,515
Cash and cash equivalents at the beginning of the period	328,344	296,558
Cash and cash equivalents at the end of the period	311,762	344,073

Key Operating Metrics

Betterware Mexico

	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Associates
Avg. Base	693,666	645,359	657,317	675,696	667,086	663,599
EOP Base	674,654	649,076	670,349	667,501	654,680	684,696
Monthly Activity Rate	64.8%	65.5%	65.6%	63.3%	65.2%	64.6%
Avg. Monthly Order	$2,158	$2,152	$2,153	$2,043	$1,971	$2,072
Monthly Growth Rate	14.3%	18.7%	16.6%	16.1%	17.3%	16.6%
Monthly Churn Rate	15.6%	19.5%	15.6%	16.3%	18.0%	15.2%
Distributors
Avg. Base	43,585	41,202	42,062	43,220	42,156	41,249
EOP Base	42,608	41,810	43,292	42,673	40,723	42,447
Monthly Activity Rate	96.7%	97.9%	98.8%	97.9%	98.3%	98.6%
Avg. Monthly Order	$22,945	$22,534	$22,347	$20,752	$20,690	$21,826
Monthly Growth Rate	8.7%	9.8%	10.7%	9.6%	9.2%	9.9%
Monthly Churn Rate	10.3%	11.2%	9.4%	10.1%	10.8%	8.5%

Jafra Mexico

	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Associates
Avg. Base	476,211	468,356	438,041	411,670	438,864	435,887
EOP Base	480,532	446,998	429,472	405,599	444,244	409,204
Monthly Activity Rate	49.9%	50.5%	49.8%	49.4%	50.1%	47.6%
Avg. Monthly Order	$2,439	$2,419	$2,495	$2,552	$2,702	$2,464
Monthly Growth Rate	13.2%	10.1%	10.1%	10.0%	13.0%	10.5%
Monthly Churn Rate	8.6%	12.5%	11.3%	12.0%	10.1%	13.4%
Distributors
Avg. Base	18,889	19,150	19,036	18,950	19,006	19,029
EOP Base	19,093	19,202	18,966	18,964	19,063	19,087
Monthly Activity Rate	94.6%	95.1%	94.1%	93.7%	94.0%	95.0%
Avg. Monthly Order	$2,758	$2,744	$2,855	$3,023	$3,166	$2,539
Monthly Growth Rate	1.8%	1.2%	0.6%	1.2%	1.3%	1.3%
Monthly Churn Rate	1.1%	1.0%	1.0%	1.3%	1.2%	1.2%

Jafra US

	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Associates
Avg. Base	26,540	24,703	27,191	26,303	26,270	25,544
EOP Base	25,272	25,973	28,188	26,450	26,681	26,738
Monthly Activity Rate	44.5%	45.9%	49.2%	51.3%	48.9%	50.8%
Avg. Monthly Order (USD)	$248	$243	$225	$228	$222	$219
Monthly Growth Rate	10.0%	12.8%	13.2%	11.4%	10.1%	12.6%
Monthly Churn Rate	14.7%	11.8%	9.7%	14.0%	9.7%	12.4%
Distributors
Avg. Base	1,786	1,504	1,808	1,604	1,503	1,363
EOP Base	1,638	1,493	1,901	1,384	1,420	1,303
Monthly Activity Rate	85.5%	89.3%	89.8%	92.6%	95.1%	95.4%
Avg. Monthly Order (USD)	$219	$228	$206	$201	$197	$186
Monthly Growth Rate	2.7%	4.0%	8.5%	3.8%	7.0%	4.2%
Monthly Churn Rate	5.0%	6.9%	0.0%	12.8%	5.8%	7.0%

Key Financial Metrics

Consolidated

Results in ’000 MXN	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Net Revenue	$3,330,394	$3,778,468	$3,499,151	$3,562,643	$3,377,299	$3,825,539	$3,509,702
Gross Margin	66.9%	67.3%	66.2%	67.1%	68.5%	65.0%	66.3%
EBITDA	$591,575	$771,596	$535,265	$678,812	$722,149	$726,463	$609,913
EBITDA Margin	17.8%	20.4%	15.3%	19.1%	21.4%	19.0%	17.4%
Net Income	$-112,537	$225,305	$150,728	$327,306	$314,205	$249,851	$281,361
Free Cash Flow	$417,379	$548,430	$-55,841	$592,152	$553,573	1,132,307	351,543

Betterware Mexico and Subsidiaries

Results in ’000 MXN	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Net Revenue	$1,465,577	$1,494,855	$1,403,065	$1,458,593	$1,387,586	$1,474,205	$1,439,958
Gross Margin	54.8%	57.2%	55.3%	55.2%	57.1%	52.6%	55.0%
EBITDA	$279,889	$330,075	$261,493	$290,745	$312,669	$263,529	$295,278
EBITDA Margin	19.1%	22.1%	18.6%	19.9%	22.5%	17.9%	20.5%

Jafra Mexico

Results in ’000 MXN	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Net Revenue	$1,623,697	$2,038,993	$1,869,818	$1,853,832	$1,752,179	2,112,869	$1,858,104
Gross Margin	76.8%	74.1%	73.5%	75.3%	76.3%	72.2%	74.0%
EBITDA	$318,149	$440,630	$286,706	$393,360	$417,760	$452,697	$315,494
EBITDA Margin	19.6%	21.6%	15.3%	21.2%	23.8%	21.4%	17.0%

Jafra US

Results in ’000 MXN	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Net Revenue	$241,881	$241,120	$244,620	$226,268	$250,218	$237,534	$238,465
Gross Margin	73.6%	73.3%	73.1%	73.9%	76.0%	77.0%	77.4%
EBITDA	$-6,463	$891	$-12,934	$-5,293	$-8,280	$10,237	$-859
EBITDA Margin	3.0%	-2.7%	0.4%	-5.7%	-2.1%	-3.5%	4.3%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and EBITDA BU and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2024, the Company will report sales force under the same name for all business units, Distributors (previously stated as Leaders in Jafra) and Associates (previously stated as Consultants for Jafra). It is important to note that the metrics are calculated with the same method as previous quarters and the reference name change has no adverse effect on the results of the operating metrics reported by the Company.

Betterware (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

Jafra (Associates and Distributors)

Avg. Base: Monthly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Monthly Churn Rate (Associates): Average monthly data. Total Associates lost during the period divided by the number of active Associates 4 months prior. An Associate is terminated only after 4 months of inactivity.

Monthly Churn Rate (Distributors): Average monthly data. Total Distributors lost during the period divided by end of period Distributors’ base.

Monthly Activity Rate: Average monthly data. Active Associate/Distributor divided by the end of period Associate/Distributor base.

Avg. Monthly Order (Associates): Average monthly data. Total Catalog Revenue divided by number of Associates orders.

Avg. Monthly Order (Distributors): Average monthly data. Total Distributors Revenue divided by number of Distributors orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q1 2026 Conference Call

Management will hold a conference call with investors on April 23rd, 2026, at 3:30 pm Mexico City Time / 5:30 pm Eastern Time (ET). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13759384

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1756571&tp_key=3835ed2404

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13759384

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Ivan Peill

ivan@inspirgroup.com